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      December 10, 2010

VIA EDGAR United States Securities and Exchange Commission Washington, D.C. 20549-0402 Attention: Mr. David R. Humphrey Branch Chief
Re:	Torm A/S Form 20-F for the fiscal year ended December 31, 2009 filed June 29, 2010 File Number: 000-49650
Dear Mr. Humphrey:

On behalf of Torm A/S (the "Company"), we submit this response to your letter dated November 16, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") requested supplemental information relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5 - Operating and Financial Review and Prospects

Assessment of Impairment of Assets, page 47

1.	We note your response to our prior comment 1. However, a Form 6-K was filed on November 4, 2010 which indicates the following:

•
As a result of the expectations for the freight rate development for product tankers in the fourth quarter of 2010, TORM revises its forecast for 2010 from an expected loss before tax of USD 40-60 million to an expected loss before tax of USD 75-85 million.

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
December 10, 2010

•	The rates for product tankers continue to be weak, and the signs of recovery experienced during the summer months of 2010 have not materialized into better rates.

In this regard, we note both a material revision to forecasted results and a continued deterioration of your operating results. Accordingly, please tell us how management concluded that, at December 31, 2009, there was no significant uncertainty in such estimates and that it was not reasonably possible that a change in a key assumption would result in impairment. Also, in light of the November 3, 2010 Form 6-K filing, tell us whether or not management expects to change its conclusion.

The Company respectfully advises the Staff that based on the recoverability tests performed during 2009 for its cash generating units, the Company concluded that as of December 31, 2009, there was no significant uncertainty in Management's estimates and that it was not reasonably possible that a change in a key assumption would result in impairment.

Consistent with its practice in the prior year for determining value in use, the Company's cash flow projections are calculated to the end of the remaining life of its vessels, including vessels contracted for future delivery, as of each balance sheet date.  The Company's management believes that using cash flow projections to the end of the remaining life of its vessels (which is greater than five years) properly reflects the period over which cash flows are expected from the cash generating units.  As of December 31, 2009, the average remaining life of the Company's vessels was approximately 19 years.

In 2009, the end of life cash flow projections were based on Management's three-year business plans and freight rates after the initial three years reflecting the ten year historic freight rates adjusted for the rate of inflation, as discussed in Note 9 to the Company's consolidated financial statements.  In its business plans, the Company anticipated a down-turn in freight rates in the short term.  The Company's forecasted earnings in its internal business plans reflected this.  Consequently, the impairment analysis took into account that freight rates would be comparatively low in the first two to three years.  Considering the length of the period over which cash flows are calculated and the carrying value of the Company's fleet being more than USD 2 billion as of December 31, 2009, a downward revision of the Company's forecasted earnings in 2010 of USD 25-35 million and a possibility of prolonged low freight rates compared to Management's assumptions did not significantly affect the value in use of the Company's vessels.

Although the Company has revised its forecasted earnings in 2010 down by USD 25-35 million compared to its assumption as of December 31, 2009, the Company's impairment analysis as of September 30, 2010, also confirms the carrying value of its vessels.  Management continues to expect that freight rates will return to the 10-year average in the long term and believes that short term fluctuations in freight rates should not significantly affect the discounted cash flow over the remaining lifetime of the vessels.

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
December 10, 2010

Therefore, the Company believes that, as of December 31, 2009, it was not reasonably possible that a change in a key assumption would result in impairment.  Furthermore, the Company's performance during 2010 have not changed Management's conclusion that the carrying value of the Company's vessels remained unimpaired as of September 30, 2010.  Management will continue to conduct impairment tests each quarter and make appropriate disclosure as necessary.

2.
In order to enhance the relevance of financial statements to users through increased transparency, Paragraph 79(d) of IAS 16 encourages disclosure of amounts when the cost method is used and the fair value of property, plant and equipment is materially different from the corresponding carrying amounts of such assets. In this regard, due to the losses incurred in your 2009 fiscal year, forecasted losses for the current fiscal year and subsequent revision to such forecast to increase expected losses, please revise future filings to include disclosure indicating the amount by which the carrying amount of your vessels exceeds their fair value or tell us why such disclosure is not relevant or material to investors.

The Company respectfully submits that the periodic disclosure of vessel market values does not provide useful information to investors for the following reasons:

•
The Company is an operating company that earns its revenues through the chartering of its vessels to third parties either on a period or spot voyage basis.  The Company also earns revenues through the management of vessel pools.  When it charters its vessels to third parties, the Company retains the obligation to operate and maintain the vessels technically, through such items as the provision of a crew and officers, maintenance of repairs, provision of supplies and spare parts to the vessel.

•	The Company does not maintain its vessels as inventory, but rather as the means for earning revenues through the operation and chartering of the vessels.

•
The market values of the vessels by themselves do not give a complete picture of the value of the Company and its respective cash-generating units as vessel valuations do not reflect the value of a number of other assets not recognized on the balance sheet such as time charter contracts and purchase options that would impact the overall fair market value of the Company and the respective cash-generating units.

•
In addition, as the Company has disclosed in its periodic reports, both vessel charter rates and vessel values are volatile, and may change drastically from week to week.  Accordingly, disclosing vessel values in periodic reports does not provide investors with reliable information that would be useful in determining the overall fair market value of the Company.  In its previous response to the Staff's comments, the Company has described the difficulty in obtaining reliable appraisals in 2009.

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
December 10, 2010

•
In its ordinary course of business, the Company does obtain periodic appraisals of its vessels, but these are not obtained for the purpose of providing useful information to its equity holders, but rather to be used by Management, along with other information, to analyze developments and trends in the shipping markets.  They are not intended to be used by investors in making investment decisions, because purchase and sale of vessels as inventory is not the Company's business model and vessels values can vary from one period to another.  In addition, the Company believes that reporting appraised values of its vessels would focus investors on vessel values as if these were a performance matrix, while leading the investors to ignore the other assets that comprise the Company's value as a going concern.

•
These same factors impact the other ship owning companies that report to the Commission.  As a practice of the industry, these companies may obtain appraisals for their lenders as a condition of their loan agreements or in connection with assessment of impairment of assets or as a part of management's assessment of market trends.  However, virtually none of these public companies provide periodic disclosure to their investors as to the value of their vessels.

The Company advises the Staff that it continuously monitors developments in the International Financial Reporting Standards and expectations of investors, analysts and other market participants for the types of information that may be useful in evaluating the Company's performance.  The Company will revise future filings, as necessary, to include disclosure that Management deems most appropriate and helpful to investors.

3.
Please tell us why management continues to obtain third party valuations for vessels after determining that such information is not relevant or reliable. If required by your insurance company, please so state.

The Company advises the Staff that, in line with its business practice, the Company continues to obtain third party valuations for its vessels to analyze developments and trends in the shipping markets.  Third party valuations continue to be used by the Company's management, together with other market intelligence information, to assess, among other things, the liquidity of the second-hand vessel trading market.

The Company's insurance companies do not require third party valuations of the Company's vessels.

4.
You indicate that disclosing the market values of the vessels by themselves did not give a complete picture of the value of your company. However, it is unclear why you cannot disclose the market values of the vessels along with the limitations of those valuations. Please advise.

David R. Humphrey
Branch Chief, Department of Corporate Finance
United States Securities and Exchange Commission
December 10, 2010

Please see the response to Item 2.  The Company does not believe that appraisals provide reliable information that is useful to investors.

5.
Please provide us with a summary of the values assigned to your vessels in each of the three third party valuations. Also, clearly indicate which valuations noted limitations due to present market circumstances. In addition, tell us the reasons that management did not rely on the third party valuation that did not explicitly note a limitation on their report.

Please see the response to Item 2.  The Company did not rely on third party valuations for anything more than analyzing market conditions and trends.  The Company believes that vessel values as a separate item are not material to equity investors.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Arthur Kozyra at (212) 574-1363.

Sincerely, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe